Exhibit 99.2

ASX RELEASE 10 November 2025

2025 AGM - Letter from Nova Chairman, Mr. Richard Beazley

Dear fellow shareholders

During the past year, our seventh year operating at Estelle, we believe that Nova has definitively matured in its mission to transform Estelle into a world class, tier one, global gold producer and to potentially help secure a US domestic supply chain for the strategic mineral antimony, from mining to a refined product.

In future years looking back over this period, it may be celebrated as an inflection point in the growth of the Company. Events and activities have seen a new phase of scale, opportunity and national significance come to fruition which appears to have generated an anticipation for the Board, the Nova Minerals team and our shareholders on achieving our mission.

The operations saw the successful completion of the highly targeted 2024 resource and extensional drilling program at RPM, which delivered additional world-class, thick, high-grade intercepts that continue to strengthen the development story of RPM. With these outstanding results, we now eagerly await the assays pending from the 2025 drilling program, which are expected to further define and expand the mineral resources at RPM. The culmination of this work and the positive metallurgical studies will feed into next year’s feasibility studies to target a final investment decision to mine.

In parallel with the active drilling programs, the Company has maintained a strong focus on advancing surface exploration activities targeting both gold and antimony, which have continued to deliver numerous high-grade results. This work has highlighted the Stibium and Styx prospects as significant strategic antimony assets, each with the potential to become stand-alone projects operating alongside the RPM and Korbel gold developments. We believe that the encouraging results from the initial ore-sorting trials completed this year have further strengthened the emerging antimony opportunity.

The Nova Minerals team continues to be strongly dedicated to stakeholder engagement and in particular working with the Alaskan Government on our shared commitments to building the foundational infrastructure needed to realise the Estelle projects’ full potential. These key enablers include the West Susitna Access Road development, Port Mackenzie upgrade and Alaska LNG which will support year-round access, global logistics and clean energy. These projects are not only important to Nova but will provide huge economic benefit to the state of Alaska.

In this endeavour, the past year has seen a significant increase in executive visits to Alaska, New York, and Washington DC. These trips, which focused on investor summits and meetings with U.S. government officials, have culminated in the award of US$43.4 million, from the U.S. Department of War. The funding is intended to accelerate the development of a fully domestic, integrated antimony supply chain in Alaska.

Main Operations	Corporate	ASX: NVA | NASDAQ: NVA | FRA: QM3	1
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	www.novaminerals.com.au
Matanuska-Susitna Borough, Alaska, USA	Caulfield, VICTORIA 3161,	Email info@novaminerals.com.au
1150 S Colony Way Suite 3-440,	Australia
Palmer, AK 99645	Phone +61 3 9537 1238	ACN 006 690 348

With the U.S. Department of War’s endorsement which provides some validation to the strategic importance of Nova Minerals’ antimony assets, we continue to advance our dual-commodity strategy:

1.	Accelerating the development of Estelle’s gold assets — one of the largest undeveloped gold deposits globally — into a Tier 1 global gold producer, and;

2.	Fast-tracking the development of Estelle’s antimony assets to establish the first fully integrated domestic antimony supply chain in Alaska, supporting U.S. critical mineral independence.

Corporately, Nova Minerals has monetised its investment in Snow Lake Resources realizing US$6.53 million in proceeds from the sale of our entire holding. Additionally, Nebari converted the full outstanding balance of the their convertible note in January 2025 resulting in Nova Minerals being debt free.

In September 2025 the Company also made a strategic cornerstone investment of 7.8% in Adelong Gold Limited, a gold-antimony explorer and near-term producer with high-grade projects in Australia and Brazil. We believe this investment allows us to partner with undervalued, high-growth resource companies offering strong exploration and production potential.

As of the close of the September 2025 quarter, we had access to over A$86.3 million in funding comprising of, A$17.5 million in cash, US$43.4 million (A$65.5 million) 24 month award from the U.S. Department of War to support antimony production in Alaska, and approximately ~A$3.3million in liquid investments, with no debt.

On a broader outlook, in our opinion, the global economy remains dynamic and uncertain with the various tensions and conflicts around the globe, the changing political outlooks, and the inflationary effects and weakness in the US dollar. We believe the results of these events could continue to culminate in the central banks around the world continuing to buy up gold bullion putting upward pressure on gold prices and a focus in the western world to mitigate strategic risk for critical minerals supply with the development of independent supply chains.

These impacts allow us to remain optimistic about the rising importance of gold and antimony in the marketplace and take the view that we are well placed to recognise this significant upside.

We will continue to strive for de-risking of the project and the establishment of a solid foundation for future growth through the prudent allocation of capital.

As always, we want to actively engage with all our stakeholders as we continue in creating value through the development of the Estelle gold and critical minerals district. With that in mind I would like to acknowledge the diligent contributions from the Nova team, supporting stakeholders, and fellow Board of Directors for another immense year with all its achievements. We believe that Novais well position for another exciting year ahead and we look forward to updating the market on our progress.

Richard Beazley

Non-executive Chairman

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

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This announcement has been authorized for release by the Executive Directors.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance & Compliance & Investor Relations E: craig@novaminerals.com.au M: +61 414 714 196	Ian Pamensky Company Secretary E: info@novaminerals.com.au

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved.” Forward-looking information is based on certain factors and assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, permitting and such other assumptions and factors as set out herein. apparent inconsistencies in the figures shown in the MRE are due to rounding Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development activities at the Project may not be available on satisfactory terms, or at all; the risk of potential dilution through the issuance of additional common shares of the Company; the risk of litigation.

Although the Company has attempted to identify important factors that cause results not to be as anticipated, estimated or intended, there can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward looking information is made as of the date of this announcement and the Company does not undertake to update or revise any forward-looking information which is included herein, except in accordance with applicable securities laws. All drilling and exploration activities is subject to no unforeseen circumstances.

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